EXHIBIT 99.1
                                                                    ------------

PRESS RELEASE DATED AUGUST 16, 2004

LIFEWAY FOODS, INC.
FOR IMMEDIATE RELEASE

Morton Grove, IL. August 16, 2004 - Lifeway Foods, Inc. (Nasdaq: LWAY) announced its financial results for the second quarter and six months period ended June 30, 2004.

For the second quarter, revenues rose six percent to a record $4.002 million compared to $3.78 million in the same quarter a year ago. Net income was $432,109, or $0.05 per share, compared to $691,082, or $0.08 per share, for the second quarter of 2003. This decrease was primarily attributable to the sharp, temporary second quarter spike in milk prices.

For the six month period ended June 30, 2004, revenues increased approximately 12 percent to $7.94 million from $7.08 million, in the same period last year. Net income was $1.20 million, or $0.14 per share, compared to net income of $1.68 million, or $0.20 per share, in the same period a year ago.

"We are pleased with our continued growth and record revenues in the second quarter," Julie Smolyansky, Lifeway Foods' President stated. "Our second quarter revenue growth is especially encouraging because it comes on top of a large initial stocking order by Sav-A-Lot stores in the 2003 second quarter. We continue to see a positive response in all our markets to our new packaging, as well as to the introduction last week of Slim 6 (TM), America's first and only no sugar added, low carb kefir. We also look forward to further strengthening our presence on the East Coast with our recent acquisition of Ilya's Farms.

"The decrease in net income for this quarter was a direct result of an increase in milk prices of more than 100 percent. However, we do not anticipate a similar impact to our margins in the third quarter due to a 50 percent reduction in milk prices and to a price increase implemented by Lifeway in the beginning of June," Smolyansky said.

Lifeway is a manufacturer of cultured, probiotic and functional food products in the health food industry, and is America's leading supplier of the cultured dairy product known as kefir. The Company markets 12 flavors of kefir and does a successful business exporting its products to Canada. The Company also participates in the organic and soy markets with Lifeway Organic(TM), Organic Kefir and Kefir Cheese, and America's first soy kefir called SoyTreat(R).

For more information, contact Julie Smolyansky, President, Lifeway Foods, Inc. at (847) 967-1010, e-mail at info@lifeway.net or visit http://www.lifeway.net or http://www.kefir.com.

This document includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about these factors and their effects on company performance is contained in filings made by Lifeway Foods, Inc. with the U.S. Securities and Exchange Commission including, but not limited to, the annual report on Form 10-K. Information regarding securities filings made by Lifeway Foods, Inc. may be found by visiting the company's website at http://www.kefir.com or http://www.lifeway.net.
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                               Lifeway Foods, Inc.

                   Condensed Consolidated Statement of Income

                            Three Months Ended             Six Months Ended
                                 June 30,                      June 30,
                         -------------------------    -------------------------
                            2004           2003          2004           2003
                         ----------     ----------    ----------     ----------

Sales                    $4,002,093     $3,775,853    $7,937,172     $7,084,410

Cost of goods sold        2,265,802      1,733,935     4,365,000      3,559,891

Gross profit              1,736,291      2,041,918     3,572,172      3,524,519

Operating expenses        1,049,402        938,160     1,931,431      1,782,767

Income from operations      686,889      1,103,758     1,640,741      1,741,743

Pre-tax income              726,271      1,148,559     1,982,003      2,712,074

Income taxes                294,162        457,477       784,695      1,027,718

Net income                  432,109        691,082     1,197,308      1,684,356

Earnings per share       $     0.05     $     0.08    $     0.14     $     0.20

Weighted avg. shares
outstanding               8,437,544      8,436,888     8,437,544      8,436,888


                      Condensed Consolidated Balance Sheet

                                           Six Months Ended
                                   --------------------------------
                                  June 30, 2004        June 30, 2003
                                   ------------        ------------
             Current Assets        $ 15,219,589        $ 12,777,581

        Current Liabilities             991,900           1,555,489

            Working Capital          14,227,689          11,222,083

             Long-Term Debt             447,084             485,789

        Stockholders Equity          16,877,624          14,219,314